Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 13, 2000






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                                 ZACH HOROWITZ

                                 President and
                            Chief Operating Officer
                             Universal Music Group

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                           IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


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                                MUSIC IS A VERY
                                 GOOD BUSINESS



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                                  [CD GRAPHIC]




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                                  [CD GRAPHIC]



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                                  [CD GRAPHIC]




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                                 MUSIC BUSINESS

                      Building Blocks of a Strong Business


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                                 MUSIC BUSINESS

                      Building Blocks of a Strong Business

    -   Long term contracts

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                                 MUSIC BUSINESS

                      Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights


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[SHANIA TWAIN GRAPHIC]       [SHANIA TWAIN GRAPHIC]       [SHANIA TWAIN GRAPHIC]

THIRD                                SECOND                              FIRST



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                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

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                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

    -   Cross-recoupment of album

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                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

    -   Cross-recoupment of album

    -   Attractive "risk profile"

        -   Well-diversified portfolio

        -   Attractive margins


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                               ATTRACTIVE MARGINS



                                   [CD CHART]          $4.00



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                                 [AQUA GRAPHIC]


[VIVENDI UNIVERSAL LOGO]
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                                [REPORT GRAPHIC]

                                  [BAR CHART]


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                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

    -   Cross-recoupment of album

    -   Attractive "risk profile"

        -   Well-diversified portfolio

        -   Attractive margins

    -   Own the masters


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                            [BOB MARLEY CDs GRAPHIC]


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                                   BOB MARLEY

                     Annual Catalog Sales - 1992 to Present
                              (Units in Millions)

                                                                3.7

                           3.1
                                             2.9
 2.6
                                                                         2.4
                                    2.2               2.2
          2.0     2.0




1992     1993     1994     1995     1996     1997     1998     1999     2000
                                                                         YTD

            Average ongoing sales of catalog every 12 months of 2.5M
                  units yielding $10.0M of annual contribution

*Source:  Soundscan and UMG SPBD Analysis

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                           [VARIOUS ARTISTS GRAPHIC]
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                                    CATALOG

                           International Bestsellers
                           -------------------------

            ABBA (Sweden)

            Bee Gees (UK)

            Bob Marley & The Wailers (UK)

            Johnny Hallyday (France)

            Elton John (UK)

            Luciano Pavarotti (Italy)

            U2 (UK)

            Rod Stewart (UK)

            Caetano Veloso (Brazil)



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                                UNIVERSAL MUSIC
                                PUBLISHING GROUP



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                                MUSIC PUBLISHING

                          Publisher Earns Revenue from
                               Every Use of Song

Records                             Concerts                         Commercials

Radio                             Restaurants                        Sheet Music

TV                                    Film                                Web



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                                MUSIC PUBLISHING

                          Publisher Earns Revenue from
                               Every Use of Song



                                 [COW GRAPHIC]
                                 "Vache a Lait"

Records                             Concerts                         Commercials

Radio                             Restaurants                        Sheet Music

TV                                    Film                                Web







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                        UNIVERSAL MUSIC PUBLISHING GROUP


Evergreens

"I Will Survive"
"Strangers in the Night"
"Candle in the Wind"
"California Dreamin"
"Do Wah Diddy Diddy"
"Boogie Woogie Bugle Boy"
"Macarthur Park"
"The Girl From Ipanema"
"Don't Cry For Me Argentina"

Evergreens of Tomorrow

No Doubt:          "Don't Speak"
Alanis Morissette: "You Ought to Know"
Eric Clapton:      "Change The World"
Shania Twain:      "You're Still The One"
Ricky Martin:      "Livin La Vida Loca"
Michael Jackson:   "Man in the Mirror"
Celine Dion:       "To Love You More"


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                            MUSIC PUBLISHING PROFITS

"I Will Survive"
($in millions)

                                                                       10 Year
                                                                       Earnings
                                                    1999               Summary
                                                 ----------           ----------
Mechanical                                       $  519,437           $2,850,515
Performance                                      $  272,331           $1,340,460
Synchronization                                  $  108,853           $1,042,424
Other                                            $   17,743           $   74,694
(Print, Karaoke, Rental)
                                                 ----------           ----------
Total                                            $  918,364           $5,308,093




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                                 MUSIC BUSINESS

"Best of all Possible Businesses"

-   Uses of music are increasing

-   Universal Music Group is uniquely positioned

    -   Talented executive team

    -   Outstanding catalog

    -   Incomparable artists

    -   Long-term contracts

    -   Market leadership

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                              UNIVERSAL MUSIC GROUP




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                                 UNIVERSAL MUSIC
                                PUBLISHING GROUP



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